SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 Or 15d-16 Of The
Securities Exchange Act of 1934

Long Form of Press Release

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
(Exact name of Registrant as specified in its Charter)

LATIN AMERICAN EXPORT BANK
(Translation of Registrant’s name into English)

Calle 50 y Aquilino de la Guardia
Apartado 6-1497
El Dorado, Panama City
Republic of Panama
(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

November 14, 2005

Banco Latinoamericano de Exportaciones, S.A.

By:	/s/ Pedro Toll

Name:	Pedro Toll
Title:	Deputy Manager

FOR IMMEDIATE RELEASE

Bladex Reports Net Income of US$19.9 million for the Third Quarter of 2005

Third Quarter 2005 Financial Highlights

•

Net income for the quarter was US$19.9 million, an increase of 46% over the US$13.6 million in the second quarter.  These figures reflect the impact of a change made in accordance with U.S. GAAP in the credit loss reserve methodology.  (See page 5 and Exhibit II for details)

•	Net interest income increased 17% to US$11.7 million, and commission income, net, increased 51% to US$1.5 million.

•	The credit portfolio increased 17% to US$3.4 billion; the trade portfolio increased 10% to US$2.5 billion, and credit disbursements increased 43% to US$2.0 billion.

Panama City, Republic of Panama, November 14, 2005 – Banco Latinoamericano de Exportaciones, S.A. (NYSE: BLX) (“Bladex” or the “Bank”) announced today its results for the third quarter ended September 30, 2005.

The table below depicts selected key figures and ratios for the periods indicated (the Bank’s financial statements are prepared in accordance with U.S. GAAP, and all figures are stated in U.S. dollars):

Key Financial Figures

(US$ million, except percentages and per share amounts)	9M04	9M05	3Q04	1Q05	2Q05	3Q05

Net Income (1)	$87.8	$63.7	$33.7	$30.2	$13.6	$19.9

Net Income before effect of a change in the credit loss reserve methodology	$87.8	$77.7	$33.7	$40.1	$8.0	$29.5

EPS (1, 2)	$2.23	$1.65	$0.86	$0.78	$0.35	$0.52

Return on Average Equity (1)	19.1%	13.6%	21.2%	18.4%	9.0%	13.0%

Tier 1 Capital Ratio	43.9%	38.2%	43.9%	41.6%	46.5%	38.2%

Net Interest Margin	1.72%	1.68%	1.74%	1.66%	1.60%	1.78%

(1) New credit loss reserve methodology is applied retroactively to January 1, 2005.
(2) Earnings per share calculations are based on the average number of shares outstanding during each period.

Comments from the Chief Executive Officer

“During the third quarter, several of our initiatives underway began to bear fruit.  As a result, the Bank’s principal business and financial indicators all moved in the right direction.  We were particularly encouraged by the significant amount of new business generated, as reflected in our US$2.0 billion disbursements figure, a level commensurate with historical patterns for the company.  The 51% growth in commission income is also an early indicator of both the effectiveness of our marketing plan, and of a market whose fundamentals appear to be moving in our favor.

Internally, we implemented a new credit loss reserve methodology, consistent with the very best practices in our industry.  In addition, we finalized and recently announced the contracting of i-flex® solutions to revamp our technology platform, an effort which will afford Bladex a cutting edge solution to support the Bank’s evolving business, while improving internal efficiencies to meet the new reporting requirements coming into effect in the international capital markets.

On the business front, we were pleased to sign an exclusive agreement with Identrus® to provide our clients with a world-class digital identity solution that supports their trade, fraud prevention, and general digital credential needs.

The one recent event that we wish had turned out differently was the November 7th, Extraordinary Shareholders Meeting, called to vote on a series of changes to our Articles of Incorporation.  During the meeting, a group of our Class A Government Shareholders, opposed to certain aspects of the proposal, exercised their super majority rights and, in voting against it, brought total Class A support to 57%, short of the 75% needed for approval.  In practical terms, our current charter serves us well, but we remain convinced that we must continue striving to bring it up to the very best of modern standards.  We will thus pursue discussions with our Class A shareholders that opposed the proposal to address their concerns, which related mostly to internal Class A matters, rather than business strategy considerations.”

BUSINESS OVERVIEW

The credit portfolio at September 30, 2005 stood at US$3.4 billion, the highest level in the last three and a half years.  The following graph illustrates the Bank’s outstanding credit portfolio for the dates indicated.

The 10% quarterly increase in the trade credit portfolio reflects higher lending activity mostly in Peru, Venezuela, and Trinidad & Tobago.  The country distribution of the Bank’s credit portfolio is shown in Exhibit VIII.

Credit disbursements during the third quarter of 2005 amounted to US$2.0 billion, compared to US$1.4 billion during the second quarter of 2005, and US$1.0 billion during the third quarter of 2004.

NET INTEREST INCOME AND MARGINS

The table below shows the Bank’s net interest income, net interest margin (defined as net interest income divided by the average balance of interest-earning assets), and net interest spread (defined as average yield earned on interest-earning assets, less the average rate paid on interest-bearing liabilities) for the periods indicated:

(In US$ million, except percentages)

	9M04	9M05	3Q04	1Q05	2Q05	3Q05

Interest Income:

Accruing assets	$40.4	$73.7	$13.5	$21.8	$23.5	$28.4

Non-accruing assets	15.3	8.0	5.0	4.9	1.5	1.6

Interest Expense	(22.8)	(48.9)	(8.0)	(15.5)	(15.1)	(18.3)

Net Interest Income	$33.0	$32.8	$10.6	$11.1	$9.9	$11.7

Net Interest Margin (1)	1.72%	1.68%	1.74%	1.66%	1.60%	1.78%

Net Interest Spread (2)	1.11%	0.67%	1.02%	0.70%	0.60%	0.73%

(1) Net interest income divided by average balance of interest-earning assets.
(2) Average rate of average interest-earning assets less average rate of average interest-bearing liabilities.

3Q05 vs. 2Q05

The US$1.7 million, or 17%, increase in net interest income during the third quarter of 2005, was mainly the result of the increase in the Bank’s loan and investment portfolio and of higher net interest margins.

The main factors driving the increase in net interest spread and net interest margin were higher lending spreads over LIBOR on the loan portfolio, and a positive effect on the interest rate gap position of the Bank, as market rates increased. The net interest margin also benefited from the increased return on the Bank’s available capital, resulting from higher interest rates.

9M05 vs. 9M04

The decreases in net interest income, net interest margin, and net interest spread during the nine-month period ended September 30, 2005, compared to the previous year, was mainly due to lower interest collections on the Bank’s non-accruing assets, resulting mostly from principal reductions on the Argentine loan portfolio.  In the case of the net interest income and the net interest margin, this effect was partially offset by higher returns on the Bank’s available capital, resulting from higher interest rates.

COMMISSION INCOME

The following table shows the components of commission income for the periods indicated:

(In US$ thousands)

	9M04	9M05	3Q04	1Q05	2Q05	3Q05

Letters of credit	$3,147	$2,220	$1,116	$650	$571	$999

Guarantees:

Country risk guaranty	892	747	285	184	249	314

Other guarantees	352	886	103	669	132	85

Loans and other	426	330	81	94	82	153

Commission Income	$4,817	$4,183	$1,584	$1,598	$1,034	$1,552

Commission Expense	(91)	(26)	(15)	(11)	(9)	(6)

Commission Income, net	$4,726	$4,157	$1,569	$1,587	$1,024	$1,546

Commission income, net, for the third quarter of 2005 increased US$522 thousand, or 51%, compared to the second quarter of 2005, mostly due to increased average volumes of Letters of Credit (62% growth) and, to a lesser extent, in loan commitments.

Compared to the same period of 2004, commission income, net, during the first nine months of 2005, decreased by US$569 thousand, or 12%, mostly due to lower pricing in the Letter of Credit business.

REVERSAL OF PROVISION FOR CREDIT LOSSES

(In US$ million)

	9M04	9M05	3Q04	1Q05	2Q05	3Q05

Reversal of provision for loan losses	$66.4	$48.9	$27.4	$19.8	$5.9	$23.2

Provision for off-balance sheet credit risk	(3.8)	(1.4)	(3.7)	3.0	(3.3)	(1.1)

Total Reversal of provision for credit losses before effect of a change in the credit loss reserve methodology	$62.5	$47.5	$23.7	$22.8	$2.6	$22.2

Effect of a change in the credit loss reserve methodology – current period	0.0	(16.7)	0.0	(12.6)	5.6	(9.6)

Cumulative effect on prior periods of a change in the credit loss reserve methodology	0.0	2.7	0.0	2.7	0.0	0.0

Total Reversal of provision for credit losses after effect of a change in the credit loss reserve methodology	$62.5	$33.6	$23.7	$12.9	$8.1	$12.5

During the quarter, Bladex implemented a new methodology for estimating generic allowances for credit losses.  The Bank believes that its new methodology represents a significant improvement in the determination of an adequate level of allowances for credit losses, as the new methodology incorporates eight years of statistical data on Bladex’s historical portfolio performance in the calculation of Expected Loss and Loss Given Default ratios.  This new approach replaces the use of general probability of default information from rating agencies in the former model.

The new methodology also establishes guidelines for the application of management’s qualitative judgment to complement the statistical estimate of losses.  These guidelines take into consideration the potential impact of portfolio concentrations, the absence of a lender of last resort in a dollarized economy such as Panama, model imprecisions, and external macroeconomic factors.

The US$12.5 million reversal of provisions for credit losses for the third quarter of 2005 was mainly the net result of:

i.	US$29.1 million reversal of specific provisions assigned to restructured credits in Argentina and Brazil, resulting from principal payments and pre-payments on these credits;

ii.	US$9.3 million net increases in generic provisions as a result of increased credit exposures;

iii.	US$2.4 million recoveries, mostly from previously charged-off loans; and a

iv.	US$9.6 million incremental charge due to the change in credit loss reserve methodology.

The US$33.6 reversal of provisions for credit losses for the first nine months of 2005, was mainly the net result of:

i.	US$63.9 million reversal of specific provisions assigned to restructured credits in Argentina and Brazil resulting from principal payments and pre-payments on these credits;

ii.	US$18.7 million net increase in generic provisions as a result of increased credit exposures;

iii.	US$2.5 million recoveries, mostly from previously charged-off loans; and a

iv.

US$13.9 million incremental charge due to the change in credit loss reserve methodology, of which a charge of US$16.7 million corresponds to 2005, and a provision reversal of US$2.7 million to the cumulative effect on prior periods (January 1, 2001 to December 31, 2004).

The following table sets forth the allowance for credit losses for the periods indicated:

(In US$ million)

	For the nine months ended

	30-SEP-04	30-SEP-05

Allowance for credit losses
At beginning of period	$258.3	$139.5
Reversals charged to expense	(62.5)	(33.6)
Credit recoveries (1)	5.9	2.5
Credits written-off against the allowance	(1.6)	(5.1)

Balance at end of period	$200.0	$103.3

(1) During the nine months of 2004 consisted solely of Argentine loan recoveries.  In the nine months of 2005, the amount is mostly related to a loan recovery from a Mexican corporation, which was charged-off in the year 2000.

RECOVERY OF IMPAIRMENT LOSS ON SECURITIES

In the third quarter of 2005, the Bank recovered US$0.1 million in impairment losses on securities, as a result of a recovery of an Argentine investment security, which had been charged-off in the first quarter of 2005.  During the first nine months of 2005, the Bank recovered US$10.2 million in impairment losses on securities, mainly as a result of payments and pre-payments of obligations from Argentine clients.

OPERATING EXPENSES

The following table shows a breakdown of the components of operating expenses for the periods indicated:

(In US$ thousands)

	9M04	9M05	3Q04	1Q05	2Q05	3Q05

Salaries and other employee expenses	$7,252	$8,971	$2,382	$3,096	$2,728	$3,148

Depreciation of premises and equipment	1,027	681	330	244	240	197

Professional services	1,793	2,286	416	639	886	762

Maintenance and repairs	905	850	299	282	289	279

Other operating expenses	4,231	4,494	1,365	1,373	1,474	1,648

Total Operating Expenses	$15,208	$17,283	$4,792	$5,633	$5,616	$6,034

3Q05 vs. 2Q05

Operating expenses increased US$0.4 million, or 7%, on a quarter-to-quarter basis, mainly as a result of increased personnel expenses in the sale force, and outlays related to marketing.

9M05 vs. 9M04

During the first nine months of 2005 operating expenses increased US$2.1 million or 14%, compared to the same period of 2004, mainly due to increased expenses, primarily associated with the strengthening of the Bank’s commercial team, and consulting fees related to new product development.

CREDIT PORTFOLIO

The geographic composition of the Bank’s credit portfolio (excluding the non-accruing portfolio and investment securities) by client type and transaction type for the dates indicated, was as follows:

	Brazil	Mexico	Caribbean and Central America	Other South America	Total 30-SEP-05	Total 30-JUN-05	Total 30-SEP-04

Client type
Financial Entities	72%	11%	68%	79%	72%	81%	82%
Non-Financial Entities	28%	89%	32%	21%	28%	19%	18%

Transaction type
Trade	86%	28%	80%	79%	82%	84%	85%
Non-Trade	14%	72%	20%	21%	18%	16%	15%

As of September 30, 2005, 78% of the Bank’s outstanding credit portfolio (excluding the non-accruing credits and investment securities), was scheduled to mature within one year, compared to 81% as of June 30, 2005, and compared to 85% as of September 30, 2004.

During the third quarter of 2005, the Argentine non-accruing credit portfolio decreased by US$35 million, or 45%, to US$44 million.  This reduction was primarily the net result of principal payments and pre-payments on loans and contingencies.  Net of reserves, the Argentine non-accruing credit portfolio amounted to US$20 million at September 30, 2005, compared to US$30 million at June 30, 2005, and to US$178 million at September 30, 2004.  During the quarter, the Bank extended US$27 million in new credits to Argentina.

As of September 30, 2005, the Bank’s non-accruing credit portfolio amounted to US$69 million, or 2.0% of the total credit portfolio.  Of these, US$44 million were in Argentina and US$25 million in Brazil.  Past due loans amounted to US$4 million, reflecting a loan to a Brazilian financial institution on non-accrual status.

The geographic distribution of the Bank’s credit portfolio at September 30, 2005 was as follows:

Brazilian Exposure

At September 30, 2005, the Bank’s credit portfolio in Brazil amounted to US$1.5 billion, representing an increase of US$213 million, or 16%, compared to June 30, 2005.

At September 30, 2005, the Bank’s non-accruing credit portfolio in the country amounted to US$25 million, compared to US$36 million at June 30, 2005, and US$43 million at September 30, 2004.  Of the US$25 million total, US$21 million was related to a restructured loan, which is current in interest and principal payments.  The US$4 million balance represents a past due loan to a financial institution.

At September 30, 2005, the allowance for credit losses allocated to Brazil totaled US$28 million, including a US$9 million specific allowance assigned to the non-accruing loans in the country.

PERFORMANCE AND CAPITAL RATIOS

The following table sets forth the return on average stockholders’ equity and the return on average assets for the periods indicated:

	9M04	9M05	3Q04	1Q05	2Q05	3Q05

ROE (return on average stockholders’ equity) (1)	19.1%	13.6%	21.2%	18.4%	9.0%	13.0%
ROA (return on average assets) (1)	4.8%	3.3%	5.8%	4.6%	2.2%	3.0%

(1) New credit loss reserve methodology is applied retroactively to January 1, 2005.

Although the Bank is not subject to the capital adequacy requirements of the Federal Reserve Board, if the Federal Reserve Board risk-based capital adequacy requirements were applied, the Bank’s Tier 1 and Total Capital Ratios at the dates indicated would be as follows:

	30-SEP-04	30-MAR-05	30-JUN-05	30-SEP-05

Tier 1 Capital Ratio	43.9%	41.6%	46.5%	38.2%
Total Capital Ratio	45.1%	42.9%	47.7%	39.4%

The lower Tier 1 capital ratio was mainly driven by the growth of the credit portfolio, the payment of quarterly dividends, US$8 million in share repurchases under the Bank’s previously authorized stock buyback program, and the effect of the new credit loss reserve methodology.

At September 30, 2005, the total number of common shares outstanding was 38.1 million, compared to 38.6 million at June 30, 2005, and compared to 39.1 million at September 30, 2004.  The decrease in the number of common shares outstanding was the result of the open market share repurchase program for a total of US$50 million approved by the Board of Directors on August 5, 2004, of which the Bank has executed 43%, or US$21 million, as of September 30, 2005.

EVENTS

•

Selection of i-flex® - On November 10, 2005, Bladex announced that it has chosen i-flex® solutions (Reuters: IFLX.BO & IFLX.NS) to lead its technology transformation process.  The solution has the capability to scale up to future expansion plans and the ability to serve as a platform for the Bank to offer new products and services to its clients.  In addition, the technology will help put in place an efficient reporting infrastructure for the Bank in line with compliance requirements of regulatory bodies both in Panama and the USA.

•

Partnership with Identrus® – On October 19, 2005, Bladex announced an agreement with Identrus®, a global provider of trusted identity solutions, to lead the adoption of Identrus® digital certificates and identity credential solutions on an exclusive basis throughout Latin American and the Caribbean.  The service aims at meeting the growing need of financial institutions, governments and commercial entities for electronic transaction security.

•

Website Relaunch - On October 5, 2005, Bladex relaunched its website, with new features which include a Portuguese version, a new section on Latin American economic statistics, expanded product information on the Bank’s commercial area, and a new section on the Bank’s history.

•

Quarterly Common Dividends – On October 14, 2005, Bladex paid the quarterly dividend of US$0.15 per common share, corresponding to the third quarter of 2005, to all common shareholders registered as of October 4, 2005.

•

Special Meeting of Stockholders – On November 7, 2005, Bladex held a special meeting of stockholders to amend the Bank’s Articles of Incorporation.  The objective of the amendments was to broaden the scope of the Bank’s business activities to encompass a wider range of financial services in support of foreign trade and economic development in Latin America, and to update the Articles of Incorporation consistent with best practices related to corporate governance and shareholders’ rights for exchange listed companies.  Although 85% of the voting shares represented at the meeting supported the proposal, a group of Government Shareholders (“Class A”) opposed to certain aspects of the proposal, voted against it, and prevented its passage.  Overall, Class A votes in favor of the proposal totaled 57%, short of the 75% super-majority required for approval under the terms of the Bank’s Articles of Incorporation.  The Bank will engage in conversations with its Class A shareholders which opposed the proposal in order to address their concerns.

Note: Various numbers and percentages set out in this press release have been rounded and, accordingly, may not total exactly.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments.  The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995.  The forward-looking statements in this press release refer to the growth of the trade portfolio, the increase in the number of the Bank’s clients, the increase in activities engaged in by the Bank that are derived from the Bank’s trade finance client base, anticipated operating income in future periods, the improvement in the financial strength of the Bank and the progress the Bank is making.  These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations.  Among the factors that can cause actual performance and results to differ materially are as follows: the possibility that the Bank will need to renegotiate, restructure or write-off certain of its Argentine loans; the possibility of pre-payments; the anticipated growth of the Bank’s trade finance portfolio; the continuation of the Bank’s preferred creditor status; the effects of increased interest rates on the Bank’s financial condition; the implementation of the Bank’s strategies and initiatives, including its revenue diversification strategy; the pending applications in the United States to open a representative office in Miami, Florida; the adequacy of the Bank’s allowance for credit losses to address the likely impact of the Argentine crisis and other credit risks on the Bank’s loan portfolio; the necessity of making additional provisions for credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; and the adequacy of the Bank’s sources of liquidity to cover large deposit withdrawals.

About Bladex

Bladex is a supranational bank originally established by the Central Banks of Latin American and Caribbean countries to promote trade finance in the Region.  Based in Panama, its shareholders include central banks and state-owned entities in 23 countries in the Region, as well as Latin American and international commercial banks, along with institutional and retail investors.  Through September 30, 2005, Bladex had disbursed accumulated credits of over US$133 billion.

EXHIBIT I

CONSOLIDATED BALANCE SHEET

	(A) Sep. 30, 2004	(B) Jun. 30, 2005	(C) Sep. 30, 2005	(C) - (B) CHANGE	%	(C) - (A) CHANGE	%

	(In US$ millions, except percentages)
ASSETS
Cash and due from banks	$1	$1	$1	$0	31%	$0	22%
Interest-bearing deposits with banks (1)	185	163	206	43	26	22	12
Securities purchased under agreements to resell	30	0	0	0	0	(30)	(100)
Securities available for sale	51	58	239	181	313	188	369
Securities held to maturity	28	27	27	(0)	(1)	(1)	(5)
Loans	2,121	2,244	2,363	119	5	242	11
Less:
Allowance for loan losses	(162)	(76)	(60)	16	(21)	103	(63)
Unearned interest income and deferred commission	(4)	(4)	(3)	1	(25)	1	(34)

Loans, net	1,955	2,164	2,301	136	6	346	18

Customers’ liabilities under acceptances	65	59	55	(4)	(6)	(10)	(15)
Premises and equipment, net	3	3	3	(0)	(1)	(0)	(6)
Accrued interest receivable	10	20	28	8	39	18	170
Other assets derivatives	0	0	2	2	0	2	0
Other assets	6	5	10	5	101	3	52

TOTAL ASSETS	$2,334	$2,501	$2,872	$371	15%	$538	23%

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits
Noninterest-bearing - Demand	$20	$21	$16	$ (6)	(27)%	$(4)	(21)%
Interest-bearing - Time	846	884	990	106	12	144	17

Total Deposits	866	905	1,006	101	11	140	16

Short-term borrowings	362	522	570	48	9	208	57
Medium and long-term borrowings and placements	326	341	544	203	59	218	67
Acceptances outstanding	65	59	55	(4)	(6)	(10)	(15)
Accrued interest payable	5	13	18	6	46	13	237
Reserve for losses on off-balance sheet credit risk	38	33	44	10	31	6	16
Redeemable preferred stock	8	7	7	(0)	(4)	(2)	(19)
Other liabilities	51	16	19	3	16	(32)	(63)

TOTAL LIABILITIES	$1,722	$1,895	$2,262	$367	19%	$540	31%

STOCKHOLDERS’ EQUITY
Common stock, no par value, assigned value of US$6.67	280	280	280
Capital surplus	134	134	134
Capital reserves	95	95	95
Retained earnings	186	192	202
Treasury stock	(89)	(98)	(106)
Other comprehensive income	7	2	5

TOTAL STOCKHOLDERS’ EQUITY	$612	$605	$610	$5	1%	$ (3)	(0)%

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$2,334	$2,501	$2,872	$371	15%	$538	23%

(1)	Interest-bearing deposits with banks includes pledged certificates of deposit in the amount of US$4.2 million at September 30, 2005 and at June 30, 2005 and US$2.2 million at September 30, 2004.

EXHIBIT II

CONSOLIDATED STATEMENTS OF INCOME

	FOR THE THREE MONTHS ENDED

	(A) Sep. 30, 2004	(B) Mar. 31, 2005	(C) Jun. 30, 2005	(D) Sep. 30, 2005	(D) - (C) CHANGE	%	(D) - (A) CHANGE	%

	(In US$ thousands, except percentages and per share amounts)
INCOME STATEMENT DATA:
Interest income	$18,535	$26,676	$25,061	$29,959	$4,898	20%	$11,424	62
Interest expense	(7,950)	(15,528)	(15,122)	(18,291)	(3,169)	21	(10,340)	130

NET INTEREST INCOME	10,585	11,148	9,939	11,668	1,729	17	1,083	10
Reversal of provision for loan losses	27,413	19,819	5,863	23,213	17,350	296	(4,200)	(15)

NET INTEREST INCOME AFTER REVERSAL OF PROVISION FOR LOAN LOSSES	37,998	30,966	15,803	34,881	19,079	121	(3,117)	(8)

OTHER INCOME (EXPENSE):
Commission income, net	1,569	1,587	1,024	1,546	522	51	(23)	(1)
Reversal (provision) for losses on off-balance sheet credit risk	(3,683)	2,977	(3,286)	(1,051)	2,235	(68)	2,632	(71)
Derivatives and hedging activities	24	0	0	2	2	n.a. (*)	(22)	(93)
Recovery of impairment loss on securities	0	10,069	0	137	137	n.a. (*)	137	n.a. (*)
Gain on sale of securities available for sale	2,589	152	93	0	(93)	(100)	(2,589)	(100)
Gain (loss) on foreign currency exchange	5	(0)	20	12	(8)	(41)	7	151
Other income (expense)	14	1	1	1	(0)	(25)	(13)	(95)

NET OTHER INCOME (EXPENSE)	518	14,786	(2,147)	647	2,794	(130)	128	25

OPERATING EXPENSES:
Salaries and other employee expenses	(2,382)	(3,096)	(2,728)	(3,148)	(420)	15	(766)	32
Depreciation of premises and equipment	(330)	(244)	(240)	(197)	43	(18)	132	(40)
Professional services	(416)	(639)	(886)	(762)	124	(14)	(345)	83
Maintenance and repairs	(299)	(282)	(289)	(279)	9	(3)	20	(7)
Other operating expenses	(1,365)	(1,373)	(1,474)	(1,648)	(174)	12	(283)	21

TOTAL OPERATING EXPENSES	(4,792)	(5,633)	(5,616)	(6,034)	(418)	7	(1,242)	26

NET INCOME BEFORE EFFECT OF A CHANGE IN CREDIT LOSS RESERVE METHODOLOGY	33,724	40,119	8,040	29,494	21,454	267	(4,230)	(13)
Effect of a change in the credit loss reserve methodology - current period	0	(12,607)	5,550	(9,623)	(15,173)	(273)	(9,623)	n.a. (*)

NET INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE IN CREDIT LOSS RESERVE METHODOLOGY	$33,724	$27,512	$13,590	$19,871	$6,281	46	$(13,853)	(41)
Cumulative effect on prior periods (to Dec. 31, 2004) of a change in the credit loss reserve methodology	0	2,733	0	0	0	n.a. (*)	0	n.a. (*)

NET INCOME AVAILABLE FOR COMMON STOCKHOLDERS	$33,724	$30,245	$13,590	$19,871	$6,281	46%	$(13,853)	(41)%

PER COMMON SHARE DATA:
Net income per share before cummulative effect of a change in the credit loss reserve methodology	0.86	0.71	0.35	0.52
Cumulative effect on prior periods (to Dec. 31, 2004) of a change in the credit loss reserve methodology	—	0.07	—	—
Net income per share	0.86	0.78	0.35	0.52

Diluted earnings per share before cummulative effect of a change in the credit loss reserve methodology	0.85	0.70	0.35	0.51
Cumulative effect on prior periods (to Dec. 31, 2004) of a change in the credit loss reserve methodology	—	0.07	—	—
Diluted earnings per share	0.85	0.77	0.35	0.51

Pro forma amounts assuming the new credit loss reserve methodology is applied retroactively:
Net Income as originally reported	$33,724
Effect on prior periods of a change in the credit loss reserve methodology	$(3,603)
Net Income	$30,121
Net Income per share	0.77
Diluted earnings per share	0.76

COMMON SHARES OUTSTANDING:
Period average	39,310	38,895	38,738	38,481

PERFORMANCE RATIOS:
Return on average assets	5.8%	4.6%	2.2%	3.0%
Return on average stockholders’ equity	21.2%	18.4%	9.0%	13.0%
Net interest margin	1.74%	1.66%	1.60%	1.78%
Net interest spread	1.02%	0.70%	0.60%	0.73%
Total operating expenses to total average assets	0.83%	0.85%	0.90%	0.91%

(*)	“n.a.” means not applicable.

EXHIBIT III

CONSOLIDATED STATEMENTS OF INCOME

	FOR THE NINE MONTHS ENDED SEPTEMBER 30,

	2004	2005	CHANGE	%

	(In US$ thousands, except percentages)
INCOME STATEMENT DATA:
Interest income	$55,730	$81,696	$25,966	47
Interest expense	(22,768)	(48,940)	(26,172)	115

NET INTEREST INCOME	32,962	32,755	(206)	(1)
Reversal of provision for loan losses	66,389	48,895	(17,494)	(26)

NET INTEREST INCOME AFTER REVERSAL OF PROVISION FOR LOAN LOSSES	99,351	81,650	(17,701)	(18)

OTHER INCOME (EXPENSE):
Commission income, net	4,726	4,157	(569)	(12)
Provision for losses on off-balance sheet credit risk	(3,844)	(1,360)	2,484	(65)
Derivatives and hedging activities	48	2	(46)	(96)
Recovery of impairment loss on securities	0	10,206	10,206	n.a. (*)
Gain on early extinguishment of debt	6	0	(6)	(100)
Gain on sale of securities available for sale	2,922	246	(2,676)	(92)
Gain (loss) on foreign currency exchange	(201)	32	233	(116)
Other income (expense)	17	2	(14)	(86)

NET OTHER INCOME (EXPENSE)	3,674	13,285	9,611	262

OPERATING EXPENSES:
Salaries and other employee expenses	(7,252)	(8,971)	(1,719)	24
Depreciation of premises and equipment	(1,027)	(681)	346	(34)
Professional services	(1,793)	(2,286)	(494)	28
Maintenance and repairs	(905)	(850)	54	(6)
Other operating expenses	(4,231)	(4,494)	(263)	6

TOTAL OPERATING EXPENSES	(15,208)	(17,283)	(2,076)	14

NET INCOME BEFORE EFFECT OF A CHANGE IN CREDIT LOSS RESERVE METHODOLOGY	87,817	77,652	(10,165)	(12)
Effect of a change in the credit loss reserve methodology - current period	0	(16,680)	(16,680)	n.a. (*)

NET INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE IN CREDIT LOSS RESERVE METHODOLOGY	$87,817	$60,972	$(26,845)	(31)
Cumulative effect on prior periods (to Dec. 31, 2004) of a change in the credit loss reserve methodology	0	2,733	2,733	n.a. (*)

NET INCOME AVAILABLE FOR COMMON STOCKHOLDERS	$87,817	$63,705	$(24,112)	(27)

PER COMMON SHARE DATA:
Net income per share before cummulative effect of a change in the credit loss reserve methodology	2.23	1.58
Cumulative effect on prior periods (to Dec. 31, 2004) of a change in the credit loss reserve methodology	—	0.07
Net income per share	2.23	1.65

Diluted earnings per share before cummulative effect of a change in the credit loss reserve methodology	2.23	1.56
Cumulative effect on prior periods (to Dec. 31, 2004) of a change in the credit loss reserve methodology	—	0.07
Diluted earnings per share	2.23	1.63

Pro forma amounts assuming the new credit loss reserve methodology is applied retroactively:
Net Income as originally reported	$87,817
Effect on prior periods of a change in the credit loss reserve methodology	$(7,616)
Net Income	$80,201
Net Income per share	2.04
Diluted earnings per share	2.03

COMMON SHARES OUTSTANDING:
Period average	39,338	38,703

PERFORMANCE RATIOS:
Return on average assets	4.8%	3.3%
Return on average stockholders’ equity	19.1%	13.6%
Net interest margin	1.72%	1.68%
Net interest spread	1.11%	0.67%
Total operating expenses to total average assets	0.83%	0.89%

(*)	“n.a.” means not applicable.

EXHIBIT IV

SUMMARY CONSOLIDATED FINANCIAL DATA
(Consolidated Statement of Income, Balance Sheets, and Selected Financial Ratios)

	FOR THE NINE MONTHS ENDED SEPTEMBER 30,

	2004	2005

(In US$ thousands, except per share amounts & ratios)
INCOME STATEMENT DATA:
Net interest income	$32,962	$32,755
Reversal of provision for loan losses and off-balance sheet credit risk	62,545	47,535
Commission income, net	4,726	4,157
Derivatives and hedging activities	48	2
Recovery of impairment loss on securities	0	10,206
Gain (loss) on early extinguishment of debt and foreign currency exchange	(195)	32
Gain on sale of securities available for sale	2,922	246
Other income (expense)	17	2
Operating expenses	(15,208)	(17,283)

NET INCOME BEFORE EFFECT OF A CHANGE IN CREDIT LOSS RESERVE METHODOLOGY	87,817	77,652
Effect of a change in the credit loss reserve methodology - current period	0	(16,680)

NET INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE IN CREDIT LOSS RESERVE METHODOLOGY	87,817	60,972
Cumulative effect on prior periods (to Dec. 31, 2004) of a change in the credit loss reserve methodology	0	2,733

NET INCOME AVAILABLE FOR COMMON STOCKHOLDERS	$87,817	$63,705

BALANCE SHEET DATA (In US$ millions):
Securities purchased under agreements to resell	30	0
Investment securities	79	266
Loans, net	1,955	2,301
Total assets	2,334	2,872
Deposits	866	1,006
Short-term borrowings	362	570
Medium and long-term borrowings and placements	326	544
Total liabilities	1,722	2,262
Stockholders’ equity	612	610

PER COMMON SHARE DATA:
Net income per share	2.23	1.65
Diluted earnings per share	2.23	1.63

Pro forma amounts assuming the new credit loss reserve methodology is applied retroactively:
Net Income as originally reported	$87,817
Effect on prior periods of a change in the credit loss reserve methodology	$(7,616)
Net Income	$80,201
Net Income per share	2.04
Diluted earnings per share	2.03

Book value (period average)	15.63	16.19
Book value (period end)	15.65	16.00

COMMON SHARES OUTSTANDING:
Period average	39,338	38,703
Period end	39,128	38,098

SELECTED FINANCIAL RATIOS:
ASSET QUALITY RATIOS:
Non-accruing loans and investments to total loan and investment portfolio (1)	15.2%	2.0%
Charge offs net of recoveries to total loan portfolio (1)	-0.2%	0.1%
Allowance for loan losses to total loan portfolio (1)	7.7%	2.5%
Allowance for loan losses to non-accruing loans	48.1%	114.5%
Allowance for losses on off-balance sheet credit risk to total contingencies	8.9%	5.5%

CAPITAL RATIOS:
Stockholders’ equity to total assets	26.2%	21.2%
Tier 1 capital to risk-weighted assets	43.9%	38.2%
Total capital to risk-weighted assets	45.1%	39.4%

(1)	Loan portfolio is presented net of unearned interest income and commission.

EXHIBIT V

CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE THREE MONTHS ENDED,

	September 30, 2004			June 30, 2005			September 30, 2005

	AVERAGE BALANCE	INTEREST	AVG. RATE	AVERAGE BALANCE	INTEREST	AVG. RATE	AVERAGE BALANCE	INTEREST	AVG. RATE

	(In US$ millions, except percentages)
INTEREST EARNING ASSETS
Interest-bearing deposits with banks	$217	$0.8	1.41%	$163	$1.2	2.96%	$167	$1.4	3.24%
Securities purchased under agreements to resell	90	0.5	2.17	0	0.0	n.a. (*)	0	0.0	n.a. (*)
Loans, net of unearned interest income & commission	1,688	11.1	2.58	2,107	20.6	3.86	2,202	24.7	4.39
Impaired loans	348	4.7	5.28	104	1.5	5.76	71	1.6	8.63
Investment securities	75	1.4	7.56	122	1.8	5.71	166	2.3	5.40

TOTAL INTEREST EARNING ASSETS	$2,419	$18.5	3.00%	$2,495	$25.1	3.97%	$2,606	$30.0	4.50%

Non interest earning assets	59			76			81
Allowance for loan losses	(180)			(81)			(78)
Other assets	7			7			9

TOTAL ASSETS	$2,304			$2,497			$2,618

INTEREST BEARING LIABILITITES

Deposits	$754	$3.1	1.59%	$795	$6.1	3.04%	$872	$7.9	3.53%
Short-term borrowings	450	2.0	1.75	607	4.8	3.13	544	4.7	3.36
Medium and long-term borrowings and placements	369	2.9	3.05	370	4.2	4.50	481	5.7	4.68

TOTAL INTEREST BEARING LIABILITIES	$1,573	$8.0	1.98%	$1,772	$15.1	3.38%	$1,897	$18.3	3.77%

Non interest bearing liabilities and other liabilities	$97			$116			$115

TOTAL LIABILITIES	1,670			1,888			2,012

STOCKHOLDERS' EQUITY	633			608			607

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$2,304			$2,497			$2,618

NET INTEREST SPREAD			1.02%			0.60%			0.73%

NET INTEREST INCOME AND NET INTEREST MARGIN		$10.6	1.74%		$9.9	1.60%		$11.7	1.78%

(*) “n.a.” means not applicable.

EXHIBIT VI

CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE NINE MONTHS ENDED SEPTEMBER 30,

	2004			2005

	AVERAGE BALANCE	INTEREST	AVG. RATE	AVERAGE BALANCE	INTEREST	AVG. RATE

	(In US$ millions, except percentages)
INTEREST EARNING ASSETS
Interest-bearing deposits with banks	$229	$2.0	1.12%	$157	$3.5	2.91%
Securities purchased under agreements to resell	117	1.7	1.92	0	0.0	n.a. (*)
Loans, net of unearned interest income & commission	1,759	33.2	2.48	2,156	63.5	3.88
Impaired loans	387	14.8	5.03	128	8.0	8.23
Investment securities	76	4.0	7.01	164	6.8	5.42

TOTAL INTEREST EARNING ASSETS	$2,567	$55.7	2.85%	$2,606	$81.7	4.13%

Non interest earning assets	59			73
Allowance for loan losses	(200)			(86)
Other assets	8			7

TOTAL ASSETS	$2,434			$2,600

INTEREST BEARING LIABILITITES

Deposits	$746	$7.5	1.32%	$828	$19.3	3.07%
Short-term borrowings	549	6.5	1.55	616	14.5	3.11
Medium and long-term borrowings and placements	424	8.8	2.73	420	15.2	4.76

TOTAL INTEREST BEARING LIABILITIES	$1,719	$22.8	1.74%	$1,865	$48.9	3.46%

Non interest bearing liabilities and other liabilities	100			109

TOTAL LIABILITIES	1,819			1,974

STOCKHOLDERS’ EQUITY	615			627

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$2,434			$2,600

NET INTEREST SPREAD			1.11%			0.67%

NET INTEREST INCOME AND NET INTEREST MARGIN		$33.0	1.72%		$32.8	1.68%

(*) “n.a.” means not applicable.

EXHIBIT VII

CONSOLIDATED STATEMENT OF INCOME
(In US$ thousands, except percentages & ratios)

	NINE MONTHS ENDED SEP 30/04	FOR THE THREE MONTHS ENDED					NINE MONTHS ENDED SEP 30/05

		SEP 30/04	DEC 31/04	MAR 31/05	JUN 30/05	SEP 30/05

INCOME STATEMENT DATA:
Interest income	$55,730	$18,535	$20,422	$26,676	$25,061	$29,959	$81,696
Interest expense	(22,768)	(7,950)	(11,358)	(15,528)	(15,122)	(18,291)	(48,940)

NET INTEREST INCOME	32,962	10,585	9,064	11,148	9,939	11,668	32,755
Reversal of provision for loan losses	66,389	27,413	45,010	19,819	5,863	23,213	48,895

NET INTEREST INCOME AFTER REVERSAL OF PROVISION FOR LOAN LOSSES	99,351	37,998	54,074	30,966	15,803	34,881	81,650

OTHER INCOME (EXPENSE):

Commission income, net	4,726	1,569	1,201	1,587	1,024	1,546	4,157
Reversal (provision) for losses on off-balance sheet credit risk	(3,844)	(3,683)	4,715	2,977	(3,286)	(1,051)	(1,360)
Derivatives and hedging activities	48	24	0	0	0	2	2
Recovery of impairment loss on securities	0	0	0	10,069	0	137	10,206
Gain on early extinguishment of debt	6	0	0	0	0	0	0
Gain on sale of securities available for sale	2,922	2,589	0	152	93	0	246
Gain (loss) on foreign currency exchange	(201)	5	7	(0)	20	12	32
Other income (expense)	17	14	60	1	1	1	2

NET OTHER INCOME (EXPENSE)	3,674	518	5,984	14,786	(2,147)	647	13,285

TOTAL OPERATING EXPENSES	(15,208)	(4,792)	(6,145)	(5,633)	(5,616)	(6,034)	(17,283)

NET INCOME BEFORE EFFECT OF A CHANGE IN CREDIT LOSS RESERVE METHODOLOGY	$87,817	$33,724	$53,913	$40,119	$8,040	$29,494	$77,652
Effect of a change in the credit loss reserve methodology - current period	0	0	0	(12,607)	5,550	(9,623)	(16,680)

NET INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE IN CREDIT LOSS RESERVE METHODOLOGY	$87,817	$33,724	$53,913	$27,512	$13,590	$19,871	$60,972
Cumulative effect on prior periods (to Dec. 31, 2004) of a change in the credit loss reserve methodology	0	0	0	2,733	0	0	2,733

NET INCOME AVAILABLE FOR COMMON STOCKHOLDERS	$87,817	$33,724	$53,913	$30,245	$13,590	$19,871	$63,705

SELECTED FINANCIAL DATA

PER COMMON SHARE DATA
Net income per share before cummulative effect of a change in the credit loss reserve methodology	$2.23	$0.86	$1.39	$0.71	$0.35	$0.52	$1.58
Cumulative effect on prior periods (to Dec. 31, 2004) of a change in the credit loss reserve methodology	—	—	—	0.07	—	—	0.07
Net income per share	$2.23	$0.86	$1.39	$0.78	$0.35	$0.52	$1.65
Diluted earnings per share before cummulative effect of a change in the credit loss reserve methodology	$2.23	$0.85	$1.38	$0.70	$0.35	$0.51	$1.56
Cumulative effect on prior periods (to Dec. 31, 2004) of a change in the credit loss reserve methodology	—	—	—	0.07	—	—	0.07
Diluted earnings per share	$2.23	$0.85	$1.38	$0.77	$0.35	$0.51	$1.63

Pro forma amounts assuming the new credit loss reserve methodology is applied retroactively:
Net Income as originally reported	$87,817	$33,724	$53,913
Effect on prior periods of a change in the credit loss reserve methodology	(7,616)	(3,603)	(628)
Net Income	80,201	30,121	$53,285
Net Income per share	$2.04	$0.77	$1.37
Diluted earnings per share	$2.03	$0.76	$1.36

PERFORMANCE RATIOS
Return on average assets	4.8%	5.8%	8.8%	4.6%	2.2%	3.0%	3.3%
Return on average stockholders’ equity	19.1%	21.2%	33.1%	18.4%	9.0%	13.0%	13.6%
Net interest margin	1.72%	1.74%	1.46%	1.66%	1.60%	1.78%	1.68%
Net interest spread	1.11%	1.02%	0.58%	0.70%	0.60%	0.73%	0.67%
Total operating expenses to average assets	0.83%	0.83%	1.01%	0.85%	0.90%	0.91%	0.89%

EXHIBIT VIII

CREDIT PORTFOLIO
DISTRIBUTION BY COUNTRY
(In US$ millions)

COUNTRY	(A) 30SEP04	(B) 30JUN05	(C) 30SEP05		(C) - (B)	(C) - (A)

ARGENTINA	$327	$91	$83		$(8)	$(243)
BRAZIL	1,123	1,325	1,538		213	415
CHILE	141	354	329		(25)	188
COLOMBIA	138	172	215		44	78
COSTA RICA	43	71	85		14	43
DOMINICAN REPUBLIC	28	106	119		13	91
ECUADOR	98	125	145		20	47
EL SALVADOR	62	79	59		(20)	(3)
GUATEMALA	21	44	56		12	35
HONDURAS	9	18	20		2	11
JAMAICA	20	52	69		16	49
MEXICO	311	231	111		(120)	(200)
NICARAGUA	9	3	3		(0)	(6)
PANAMA	90	87	139		52	49
PERU	88	77	176		99	88
TRINIDAD & TOBAGO	77	59	143		84	66
VENEZUELA	36	22	119		97	83
OTHER	37	8	12	(1)	3	(25)

TOTAL CREDIT PORTFOLIO (2)	$2,658	$2,925	$3,421		$497	$763

UNEARNED INCOME AND COMMISSION (3)	(4)	(4)	(3)		1	1

TOTAL CREDIT PORTFOLIO, NET OF UNEARNED INCOME AND COMMISSION	$2,653	$2,921	$3,418		$498	$765

(1)	Includes guarantees issued in the amount of US$12 million to a multilateral bank in Honduras.
(2)

Includes book value of loans, fair value of investment securities, securities purchased under agreements to resell, acceptances, and contingencies (including confirmed letters of credit, stand-by letters of credit, and guarantees covering commercial and country risks and credit commitments).

(3)	Represents unearned income and commission in respect of loans.

Conference Call Information

There will be a conference call to discuss the Bank’s quarterly results on Monday November 14, 2005 at 11:00 a.m., New York City time.  For those interested in participating, please dial (800) 262-1292 in the United States or, if outside the United States, (719) 457-2680.  Participants should give the conference ID# 4533186 to the telephone operator five minutes before the call is set to begin.  There will also be a live audio webcast of the event at www.blx.com.

Bladex’s conference call will become available for review on Conference Replay one hour after its conclusion and will remain available through November 18, 2005.  Please dial (888) 203-1112 or (719) 457-0820 and follow the instructions.  The Conference ID# for the replayed call is 4533186.

For more information, please access our website on the Internet at www.blx.com or contact:

Carlos Yap S.
Senior Vice President, Finance
Bladex
Calle 50 y Aquilino de la Guardia
P.O. Box 6-1497 El Dorado
Panama City, Panama
Tel: (507) 210-8581
Fax: (507) 269-6333
e-mail address: cyap@blx.com

Investor Relations Firm:
i-advize Corporate Communications, Inc.
Melanie Carpenter / Peter Majeski
82 Wall Street, Suite 805
New York, NY 10005
Tel: (212) 406-3690
e-mail address: bladex@i-advize.com